Exhibit 99.4

Two Public Safety Powerhouses, Airbus DS Communications and NICE,
Expand Strategic Technology Partnership

Airbus DS Communications to offer NICE’s certified, integrated NG9-1-1-ready solutions for recording and incident information management; live demonstration of end-to-end audio and text call handling at NENA 2016

Paramus, New Jersey and Temecula, California – June 13, 2016 – Emergency communications centers are adopting text-to-911 in growing numbers and investing in future-ready technology for managing calls, radio and texts as well as all types of multimedia communications. Now, two public safety powerhouses, NICE (NASDAQ: NICE) and Airbus DS Communications, Inc, the home of VESTA®, an entity of Airbus Defense and Space, are expanding their technology partnership to better equip Public Safety Answering Points (PSAPs) with integrated, end-to-end solutions for managing these communications.

Airbus DS Communications will offer NICE’s suite of NG9-1-1-ready solutions to its customers. This includes NICE solutions for audio recording, text-to-911 logging, screen capture and NICE Inform, the industry-leading digital evidence management solution. The offering further expands Airbus DS Communications’ already robust VESTA® next generation public safety communications solutions, which span NG9-1-1, land mobile radio and emergency notification.

NICE and Airbus DS Communications are deploying their integrated solution at seven Brazos Valley Council of Governments (BVCOG) sites in Texas. BVCOG is currently taking text-to-911 calls through the VESTA® 9-1-1 integrated VESTA® SMS system and will capture and manage these text communications—along with 9-1-1 and radio audio—using NRX and NICE Inform to create a unified, complete incident reconstruction environment.

“NICE’s NG9-1-1-ready solutions complement our VESTA suite and we are excited to offer them to our customers,” said Bob Freinberg, CEO of Airbus DS Communications. “PSAPs need proven solutions to manage greater volume and a variety of information sources throughout the call handling process. By integrating VESTA and NICE Inform solutions, we’re providing an end-to-end call handling system that addresses these challenges unlike anything else in the market.”

“The Public Safety world is constantly evolving, and NICE and Airbus DS Communications share the common vision that in order to serve our customers’ needs, our solutions must provide a sound investment today, while assuring readiness for tomorrow,” said Chris Wooten, Executive Vice President, NICE. “This is one reason that PSAPs are adopting VESTA and NICE Inform solutions in record numbers. We look forward to strengthening our collaboration with Airbus DS Communications so more PSAPs can benefit from our future-ready solutions.”

The VESTA 9-1-1 solution offers powerful NG9-1-1 applications for call handling, text-to-911, mapping and data management and analytics. More than 3,700 PSAPs across the U.S., which represent 20,400 positions, and over 190 PSAPs on federal installations in 13 countries rely on Airbus DS Communications call handling solutions. NICE Inform captures, manages and puts multimedia incident information into proper context to deliver comprehensive insight on the ‘who, what, when, where and why’ of incidents. More than 3,000 NICE Inform systems are now deployed around the world. Both companies’ solutions are NENA i3 aligned.

NICE and Airbus DS Communications are teaming up at NENA 2016, June 11-16 in Indianapolis, to offer live demos of the integrated solutions in the Airbus DS Communications booth #602. In addition, NENA attendees are invited to The Innovation Theater in booth #602 for the VESTA 9-1-1 / NICE special demonstration on ‘Streamlining Next Generation Now.’ Experience seamless call and text handling, recording and analytics on Tuesday, June 14, at 1 pm.

About Airbus DS Communications
Airbus Defense and Space is a division of Airbus Group formed by combining the business activities of Cassidian, Astrium and Airbus Military. The new division is Europe’s number one defense and space enterprise, the second largest space business worldwide and among the top ten global defense enterprises. It employs more than 38,000 employees generating revenues of approximately €13 billion per year. Airbus DS Communications, an Airbus Defense and Space Holdings, Inc. company, is a global leader and trusted source for mission-critical communications technologies. The VESTA® product suite provides Next Generation 9-1-1 call processing systems, land mobile radio solutions and emergency notification applications, creating smarter ways to keep all our communities safe.

Airbus DS Communications Media Contact
Flynn Nogueira
Airbus DS Communications, Director of Marketing
flynn.nogueira@Airbus-DSComm.com
951.216.9699

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.